Filed by Coherent, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Coherent, Inc.

Commission File No.: 001-33962

From: Andy Mattes

To: All Employees

Subject: Transaction Update

Date: Friday, February 12, 2021

As promised, we are writing to keep you informed about any developments involving the acquisition proposals that the board is currently reviewing. Early this morning, we received another unsolicited acquisition proposal from II-VI Incorporated (“II-VI”). Our Board, in consultation with our financial and legal advisors, is now evaluating both the MKS Instruments, Inc. (“MKS”) and II-VI proposals alongside our previously announced agreement with Lumentum Holdings Inc. (“Lumentum”). A copy of our press release can be found here.

There is nothing for you to do at this time. As I mentioned in my note yesterday in connection with our earnings release, the interest in our company is because of your hard work, so please continue to focus on your day-to-day activities and delivering for our customers. Until any transaction closes, we will continue to operate as an independent company, and it will be business as usual at Coherent. Because there are multiple offers for our business, media stories may speculate on potential next steps or Board considerations, but I can assure you that we will keep you informed as there are updates.

As I mentioned previously, as a public company, we are under strict disclosure obligations while our discussions with II-VI, MKS, and Lumentum are pending, so we will not be holding an All Hands meeting at this juncture. If you receive any external inquiries about the transaction, please direct them to the following leads:

•	Investor inquiries to Kevin Palatnik (CFO)

•	Media inquiries to David Gee (CMO)

•	Customer or business partner inquiries to Roger Quinlan (SVP Sales)

If you have further questions, you are welcome to reach out to your manager or nearest reporting Vice President, but please understand that we are limited in our ability to disclose additional information about any potential next steps.

Thank you for all your great work and your dedication to our company. This is an exciting chapter for Coherent, and the management team and I are grateful to each of you for helping to make our company the innovative industry leader and desired merger partner it is today.

Thank you,

Andy

Important Information and Where You Can Find It

In connection with the proposed transaction between Coherent and Lumentum (the “Proposed Transaction”), Lumentum plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Coherent and Lumentum and will constitute a prospectus with respect to shares of Lumentum’s common stock to be issued to Coherent’s stockholders at the completion of the Proposed Transaction (the “Joint Proxy Statement/Prospectus”). Coherent and Lumentum may also file other documents with the SEC regarding the Proposed Transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Coherent or Lumentum may file with the SEC in connection with the Proposed Transaction. COHERENT STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other relevant documents filed with the SEC by Coherent and Lumentum in connection with the Proposed Transaction through the website maintained by the SEC at www.sec.gov. Additional information regarding the participants in the solicitation of proxies in respect of the Proposed Transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any registration statement, prospectus, proxy statement and other relevant materials to be filed with the SEC if and when they become available.

Participants in the Solicitation of Proxies in Connection with Proposed Transaction

Coherent and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information regarding Coherent’s directors and executive officers, including a description of their direct and indirect interests in the Proposed Transaction, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus. Coherent stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the Proposed Transaction, including the direct and indirect interests of Coherent directors and executive officers in the Proposed Transaction, which may be different than those of Coherent stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents (including any registration statement, prospectus, proxy statement and other relevant materials to be filed with the SEC) that are filed or will be filed with the SEC relating to the Proposed Transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This document does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. If a negotiated transaction between Coherent and MKS, or a negotiated transaction between Coherent and II-VI, is agreed, Coherent and MKS or Coherent and II-VI, as the case may be, will prepare and file a registration statement that will include a proxy statement/prospectus related to the proposed transaction, the proposed transaction will be submitted to the stockholders of Coherent for their consideration, and Coherent will provide the proxy statement/prospectus to its stockholders. Coherent, and possibly MKS or II-VI, as the case may be, may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Coherent, MKS or II-VI may file with the SEC in connection with the proposed transaction. If a negotiated transaction between Coherent and MKS, or a negotiated transaction between Coherent and II-VI, is agreed, investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials with respect to the proposed transaction with MKS or II-VI, as the case may be, carefully in their entirety when they become available before making any voting or investment decision with respect to the proposed transaction with MKS or II-VI, as the case may be, because they will contain important information about the proposed transaction with MKS or II-VI, as the case may be.

Cautionary Note Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Coherent’s and its board of directors’ current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in these statements.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the determinations made by Coherent’s board of directors following its evaluation of the MKS proposal or the II-VI proposal; actions of Lumentum in response to any discussions with MKS or communications by II-VI; the results of discussions with MKS; the impact of actions of other parties with respect to any discussions and the potential consummation of the proposed transaction with Lumentum; the outcome of any legal proceedings that could be instituted against Coherent or its directors related to the discussions or the proposed merger agreement with Lumentum; changes in the proposal from MKS; changes in the proposal from II-VI; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed merger agreement with Lumentum; the inability to complete the proposed merger with Lumentum due to the failure to obtain stockholder approval for the merger or the failure to satisfy other conditions to completion of the merger, including the receipt of all regulatory approvals related to the merger; the failure of Lumentum to obtain the necessary financing arrangements set forth in the debt commitment letters delivered pursuant to the proposed merger agreement with Lumentum; risks that the proposed transaction with Lumentum disrupts current plans and operations and potential difficulties in employee retention as a result of the proposed merger with Lumentum, the MKS proposal or the II-VI proposal; the impact of the COVID-19 pandemic and related private and public sector measures on Coherent’s business and general economic conditions; risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Coherent’s and Lumentum’s response to any of the aforementioned factors; geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China; Coherent’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; the effects of local and national economic, credit and capital market conditions on the proposed transactions or on the economy in general, as well as those risks and uncertainties discussed from time to time in our other reports and other public filings with the SEC, including, but not limited to, those detailed in Coherent’s Annual Report on Form 10-K for the fiscal year ended October 3, 2020 (as amended). The forward-looking statements contained herein are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.